SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 26)

                         GOLDEN STATE BANCORP INC.
                   ------------------------------------
                              (Name of issuer)

                  Common Stock, par value $1.00 per share
           ---------------------------------------------------
                       (Title of class of securities)

                                381197 10 2
                               -------------
                               (CUSIP number)

                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
    ------------------------------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              August 19, 2002
                            ------------------
                       (Date of event which requires
                         filing of this statement)

          If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

                             Page 1 of 9 Pages
                          Exhibit Index on Page 9

 CUSIP No. 381197 10 2              13D                 Page   2   of  9   Pages

-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Mafco Holdings Inc.
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
 ------------------------------------------------------------------------------
 3       SEC USE ONLY

-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
           WC

-------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]

-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
             7      SOLE VOTING POWER

                      0
  NUMBER OF  -------------------------------------------------------------------
   SHARES    8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            42,949,525
    EACH     -------------------------------------------------------------------
  REPORTING  9      SOLE DISPOSITIVE POWER
   PERSON
    WITH              0
             -------------------------------------------------------------------
             10     SHARED DISPOSITIVE POWER

                      42,949,525
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           42,949,525
 -------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.3%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

 CUSIP No. 381197 10 2              13D                 Page   3   of  9   Pages

-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           GSB Guarantor Corp.
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
 ------------------------------------------------------------------------------
 3       SEC USE ONLY

-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
           WC

-------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]

-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
             7      SOLE VOTING POWER

                      0
  NUMBER OF  -------------------------------------------------------------------
   SHARES    8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            42,949,525
    EACH     -------------------------------------------------------------------
  REPORTING  9      SOLE DISPOSITIVE POWER
   PERSON
    WITH              0
             -------------------------------------------------------------------
             10     SHARED DISPOSITIVE POWER

                      42,949,525
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           42,949,525
 -------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.3%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

 CUSIP No. 381197 10 2              13D                 Page   4   of  9   Pages

-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           GSB Investments Corp.
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
 ------------------------------------------------------------------------------
 3       SEC USE ONLY

-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
           WC

-------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]

-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
             7      SOLE VOTING POWER

                      0
  NUMBER OF  -------------------------------------------------------------------
   SHARES    8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            20,080,724
    EACH     -------------------------------------------------------------------
  REPORTING  9      SOLE DISPOSITIVE POWER
   PERSON
    WITH              0
             -------------------------------------------------------------------
             10     SHARED DISPOSITIVE POWER

                      20,080,724
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,080,724
 -------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.6%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                  This statement amends and supplements the Statement on
Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999 and Amendment No. 3 thereto, dated August 25, 1999, filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen") and Amendment No. 4 thereto, dated December 17, 1999, Amendment No. 5 thereto, dated May 23, 2000, Amendment No. 6 thereto, dated August 30, 2000, Amendment No. 7 thereto, dated December 18, 2000, Amendment No. 8 thereto, dated December 20, 2000, Amendment No. 9 thereto dated December 21, 2000, Amendment No. 10 thereto dated December 29, 2000, Amendment No. 11 thereto dated January 3, 2001, Amendment No. 12 thereto dated March 9, 2001, Amendment No. 13 thereto dated September 28, 2001, Amendment No. 14 thereto dated October 26, 2001, Amendment No. 15 thereto dated November 19, 2001, Amendment No. 16 thereto dated November 29, 2001, Amendment No. 17 thereto dated December 21, 2001, Amendment No. 18 thereto dated December 28, 2001, Amendment No. 19 thereto dated January 25, 2002, Amendment No. 20 thereto dated February 19, 2002, Amendment No. 21 thereto dated March 4, 2002, Amendment No. 22 thereto dated March 19, 2002, Amendment No. 23 thereto dated April 30, 2002 and Amendment No. 24 thereto dated May 30, 2002 filed by (a) Mafco Holdings and
(b) Investments Corp. and Amendment No. 25 thereto dated June 20, 2002 filed by (a) Mafco Holdings, (b) Investments Corp. and (c) GSB Guarantor Corp., a Delaware Corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Guarantor Corp.") (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share, of Golden State Bancorp Inc. (the "Common Stock"), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

Item 4.           Purpose of Transaction.
                  ----------------------

                  The following is added to the response to Item 4:

                  On August 19, 2002, MacAndrews & Forbes Holdings Inc. announced that in exercising the election available to it pursuant to
Section 2.3 of the Agreement and Plan of Merger, dated as of May 21, 2002, by and among the Company, Citigroup Inc., a Delaware corporation ("Citigroup"), and Mercury Merger Sub Inc., to receive its merger consideration, subject to proration, in cash or shares of common stock, par value $0.01 per share, of Citigroup (the "Citigroup Common Stock"), it intended to elect to receive all shares of Citigroup Common Stock.

                  In connection therewith, (i) Guarantor Corp. has elected to receive Citigroup Common Stock in exchange for the 22,868,801 shares of Common Stock of which it is both the record and beneficial owner and (ii) Investments Corp. has elected to receive Citigroup Common Stock in exchange for the 3,000,000 shares of Common Stock of which it is both the record and beneficial owner, which shares are subject to the forward sale arrangement reported in Amendment No. 8 to this Statement on Schedule 13D.


                  In addition, in connection with the Merger Agreement, immediately prior to the Effective Time (as defined in the Merger Agreement), Investments Corp. will have the right to receive 3,160,362 additional shares of Common Stock relating to the use of certain tax benefits (the "Tax Benefit Shares"). Although the Reporting Persons disclaim beneficial ownership of the Tax Benefit Shares due to the fact that the consummation of the merger remains subject to regulatory approval, Investments Corp., in agreement with Citigroup, has elected to receive Citigroup Common Stock with respect to the Tax Benefit Shares.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  The following is added to the response to Item 5:

                  (a) - (b) As of July 31, 2002, based upon the Company's quarterly report on Form 10-Q for the first quarter 2002, there were 137,341,206 outstanding shares of Common Stock. Subject to (i) the terms of the SAILS Agreement and the Pledge Agreement each dated December 19, 2000 with respect to 3,000,000 shares of Common Stock as reported in Amendment No. 8 to this Statement on Schedule 13D, (ii) the terms of the SAILS Agreement and the Pledge Agreement each dated December 28, 2000 with respect to 1,304,800 shares of Common Stock as reported in Amendment No. 10 to this Statement on Schedule 13D, (iii) the terms of the SAILS Agreement and the Pledge Agreement each dated March 8, 2001 with respect to 1,695,200 shares of Common Stock as reported in Amendment No. 12 to this Statement on
Schedule 13D, (iv) the terms of the SAILS Agreement and the Pledge Agreement each dated September 28, 2001 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 13 to this Statement on Schedule 13D, (v) the terms of the SAILS Agreement and the Pledge Agreement each dated October 24, 2001 with respect to 2,000,000 shares of Common Stock as reported in Amendment No. 14 to this Statement on Schedule 13D, (vi) the terms of the SAILS Agreement and the Pledge Agreement each dated November 16, 2001 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 15 to this Statement on Schedule 13D, (vii) the terms of the Stock Purchase Agreement and the Pledge Agreement each dated November 14, 2001, and the Pre-Pricing Acknowledgment dated November 14, 2001 and Pricing Schedule dated November 16, 2001 thereunder with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 16 to this Statement on Schedule 13D, (viii) the terms of the SAILS Agreement and Pledge Agreement each dated December 19, 2001 with respect to 912,500 shares of Common Stock as reported in Amendment No. 17 to this Statement on
Schedule 13D,(ix) the terms of the SAILS Agreement and Pledge Agreement each dated December 28, 2001 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 18 to this Statement on Schedule 13D,
(x) the terms of the SAILS Agreement and Pledge Agreement each dated January 29, 2002 with respect to 1,585,000 shares of Common Stock and the terms of the SAILS Agreement and Pledge Agreement each dated January 31, 2002 with respect to 415,000 shares of Common Stock, each as reported in Amendment No. 19 to this Statement on Schedule 13D, (xi) the terms of the Stock Purchase Agreement and Pledge Agreement each dated February 12, 2002 with respect to 2,000,000 shares of Common Stock as reported in Amendment No. 20 to this Statement on Schedule 13D, (xii) the terms of the Stock Purchase Agreement and Pledge Agreement each dated February 27, 2002 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 21 to this Statement on Schedule 13D, (xiii) the terms of the SAILS Agreement and Pledge Agreement each dated March 13, 2002 with respect to 1,168,224 shares of Common Stock as reported in Amendment No. 22 to this Statement on
Schedule 13D, (xiv) the terms of the SAILS Agreement and Pledge Agreement each dated April 19, 2002 with respect to 1,000,000 shares of Common Stock as reported in Amendment No. 23 to this Statement on Schedule 13D and (xv) the terms of the Securityholders Agreement dated May 21, 2002 with respect to the 22,868,801 shares of Common Stock as reported in Amendment No. 24 to this Statement on Schedule 13D and (xvi) the terms of the Transfer Agreement dated June 20, 2002 with respect to the 22,868,801 shares of Common Stock as reported in Amendment No. 25 to this Statement on Schedule 13D, Investments Corp. beneficially owns 20,080,724 shares of Common Stock, representing 14.6% of the Common Stock outstanding, Guarantor Corp. beneficially owns 22,868,801 shares of Common Stock and, by virtue of its ownership of 100% of the common stock of Investments Corp., may be deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 31.3% of the Common Stock outstanding, and Mafco Holdings, by virtue of its ownership of 100% of the common stock of Guarantor Corp., may be deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 31.3% of the Common Stock outstanding.

                  (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on
Schedule I hereto during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  --------------------------------------------------------

                  Item 6 of the Schedule 13D is hereby further amended and supplemented by incorporating the response contained in Item 4 of this Amendment.

Item 7.           Materials to be Filed as Exhibits.
                  ---------------------------------

                  Item 7 is hereby amended to add the following at the end thereof:

                  Exhibit 64. MacAndrews & Forbes Holdings Inc. Press Release, dated August 19, 2002

                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: August 22, 2002

                                     MAFCO HOLDINGS INC.




                                     By:  /s/ Glenn P. Dickes
                                          --------------------------------------
                                         Glenn P. Dickes
                                         Senior Vice President


                                     GSB GUARANTOR CORP.




                                     By: /s/ Glenn P. Dickes
                                        ----------------------------------------
                                         Glenn P. Dickes
                                           Senior Vice President


                                     GSB INVESTMENTS CORP.




                                     By: /s/ Glenn P. Dickes
                                        ----------------------------------------
                                         Glenn P. Dickes
                                           Senior Vice President

                               EXHIBIT INDEX


Exhibit
-------

Exhibit 64.       MacAndrews & Forbes Holdings Inc. Press Release, dated
                  August 19, 2002